Exhibit 99.2

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GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen )

Invitation to the Shareholders’ Meetings to be held on 28 April 2020

1. Annual Shareholders’ Meeting

The board of directors of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, directors and statutory auditor of the Company to the annual shareholders’ meeting that will be held on Tuesday 28 April 2020 at 2:00 p.m. (CET) at the registered office of the Company.

Agenda and proposed resolutions

1.

Acknowledgement and discussion of the annual report of the board of directors relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2019, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2019.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2019 and approval of the allocation of the annual result as proposed by the board of directors.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2019, as well as the allocation of the annual result as proposed by the board of directors.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2019.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2019.

5.	Acknowledgement and approval of the remuneration policy.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration policy.

6.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

7.	Release from liability to be granted to the directors and the statutory auditor for the performance of their duties in the course of the financial year ended 31 December 2019.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each director, including former directors Dr. Werner Cautreels and Dr. Christine Mummery, and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

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8.

Acknowledgment of the remuneration of the statutory auditor for financial year ended on 31 December 2019. The board of directors approved an additional fee of €789,000 in connection with the exceptional audit activities performed by the statutory auditor in light of the Gilead transaction.

9.	Re-appointment of statutory auditor and determination of statutory auditor’s remuneration.

Proposed resolution: Upon recommendation of the Company’s audit committee, the shareholders’ meeting resolves: (i) to re-appoint Deloitte Bedrijfsrevisoren CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, Belgium, represented by Mr. Nico Houthaeve, as statutory auditor of the Company, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2023, and (ii) to determine the annual remuneration of the statutory auditor at €733,000 for the audit of the statutory and the consolidated accounts of the group. This amount is exclusive of expenses and VAT, and is subject to an annual indexation as from 2021.

10.	Re-appointment of a director.

Proposed resolution: The shareholders’ meeting resolves to re-appoint Dr. Mary Kerr (residing in Broxbourne, United Kingdom) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2024 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Kerr as an independent director as she meets the independence criteria set forth in article 7:87 of the Code of Companies and Associations.

11.	Appointment of a director.

Proposed resolution: The shareholders’ meeting resolves to appoint Dr. Elisabeth Svanberg (residing in Geneva, Switzerland) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2024 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Elisabeth Svanberg as an independent director as she meets the independence criteria set forth in article 7:87 of the Code of Companies and Associations.

12.	Remuneration of directors.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate is established as follows:

(a) cash remuneration: (i) chairman of the board of directors: €100,000; (ii) other non-executive directors: €50,000 each; (iii) additional annual compensation for the chairmanship of a board committee: €20,000; and (iv) additional annual compensation for the membership of a board committee: €15,000;

(b) equity-based remuneration: (i) chairman of the board of directors: €100,000; other non-executive directors: €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the board of directors and at least three years after the time of acquisition.

The shareholders’ meeting resolves that the mandate of a non-executive director representing a shareholder will not be remunerated.

13.	Offer of subscription rights.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee and solely to the extent that the extraordinary shareholders’ meeting, to be held immediately after this shareholders’ meeting, does not approve the proposed changes to the articles of association of the Company, the shareholders’ meeting resolves to (i) offer 85,000 subscription rights to the executive

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director of the Company, under subscription right plans created (or to be created) by the board of directors for the benefit of the executive director, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital, the key conditions of which will be in line with previous warrant plans of the Company, (ii) empower each non-executive director to implement this offer, and (iii) to the extent required, approve the offer of subscription rights to members of Galapagos’ executive committee under such plan in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 7:91 and 7:151 of the Code of Companies and Associations, the shareholders’ meeting expressly approves the particular provisions that will be included in such plan pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the subscription rights offered (to the extent accepted) under such plan can be exercised early, even before the third anniversary of their award.

2. Extraordinary Shareholders’ Meeting

The board of directors of the Company has the honor to invite the shareholders, holders of subscription rights, directors and statutory auditor of the Company to the extraordinary shareholders’ meeting that will be held in the presence of a notary public and that will take place on Tuesday 28 April 2020, immediately after the annual shareholders’ meeting to be held on 28 April 2020, at the registered office of the Company. In the event that this extraordinary shareholders’ meeting cannot take place on 28 April 2020 because the legally required quorum to discuss and resolve has not been reached and a second convocation is required, this extraordinary shareholders’ meeting will, after second convocation with an identical agenda, take place on Tuesday 26 May 2020 at 2 p.m. (CET) at the registered office of the Company.

Informatory note:

On 28 February 2019, the Belgian Parliament approved the Code of Companies and Associations (the “CCA”). The CCA entered into force on 1 May 2019.

The mandatory provisions of the CCA apply to the Company as of 1 January 2020. The non-mandatory provisions also apply as of 1 January 2020 in as far as they do not contradict the articles of association of the Company. Galapagos is obliged to bring its articles of association in line with the CCA at the moment of the first amendment to its articles of association after 1 January 2020.

Agenda and proposed resolutions

1.	Consideration and discussion of the special report of the board of directors in accordance with article 7:154 of the CCA in relation to the amendment to the Company’s purpose.

2.	Amendment to the Company’s purpose.

Proposed resolution: The shareholders’ meeting resolves to amend the current article 3 of the articles of association as follows:

“The company’s object consists of:

(a)	the research and development of health products for human beings and animals, pharmaceutical products and other products relating thereto;

(b)

for its own account or for the account of third parties, the performance of research in the field of or in connection with pharmaceutical, medical, biological and industrial technology, genetics and human and animal life in general;

(c)

the exploitation of biological, chemical or other products, processes and technologies in the life sciences sector in general, and more specifically in the pharmaceutical, medical, diagnostic, and chemical sector, including activities relating to the production, marketing and commercial exploitation of such products, processes and technologies;

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(d)	the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses;

(e)

holding direct or indirect shareholdings in other companies having an object directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not necessarily exclusively on the pharmaceutical industry.

For such object the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial object, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having an object similar to the object of the company. The company may merge with other companies or associations.

The company may incorporate subsidiaries both under Belgian as under foreign law.

The company may acquire or establish any property that is necessary or useful for its operations or its corporate object.”

3.

Amendments to the articles of association as a consequence of the newly applicable CCA, the choice for a two-tier board structure and certain other amendments relating to modernization and clean-up of the articles of association.

Proposed resolution: The shareholders’ meeting resolves to amend the articles of association as a consequence of the newly applicable CCA, the proposal by the board of directors to introduce a two-tier board structure as provided for by the CCA as well as certain other amendments relating to modernization and clean-up. The full text of the new articles of association is made available on the company website (www.glpg.com). Every shareholder may request to receive a free copy thereof via shareholders@glpg.com.

The detailed changes are the following (the numbers in bold referring to the numbering under the current articles of association):

Title I – Name –Office – Object – Duration

—	Article 1: replaced “a company that calls or has called upon public savings” by “a listed company”

—	Article 2: deleted “or in the Brussels Region”

Title II – Capital

—	Article 5: inserted “subscribed” before “capital” in the title and in the first sentence

—

Article 6: inserted “subscribed” before “capital” in the title and replaced “the provisions of article 609 of the Companies Code” and “the provisions of article 596 of the Companies Code” with “the provisions of the Code of Companies and Associations”

—	Article 9: replaced by the following text:

“The shares are registered shares until they are fully paid up. The fully paid up shares are registered shares or dematerialized shares, according to the preference of the shareholder. The company may issue dematerialized shares, either by a capital increase or by the conversion of existing registered shares into dematerialized shares. Each shareholder may at all times ask the conversion of his shares, by written request and at his own cost, into registered shares or into dematerialized shares.”

—	Article 10: replaced “the board of directors” by “the company”

—	Article 11: replaced “shareholders’ meeting” by “company” and “article 620 and following of the Companies Code” by “the provisions of the Code of Companies and Associations”

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Title III – Administration and supervision

—	Article 13: replaced by the following text:

Two-tier board structure

“The company is managed by a supervisory board of minimum five and maximum nine members, who need not be a shareholder, and a management board of at least three members. One cannot be a member of both boards. At least three of the appointed members of the supervisory board shall meet the criteria stated in the applicable law with respect to independent directors.

Each board forms a college in accordance with the applicable rules on deliberating meetings.

The members of the supervisory board are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the supervisory board whose mandate has come to an end may be reappointed. The members of the management board are appointed and dismissed by the supervisory board.

If a membership is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the respective board of the company.”

—	New subtitle 14: Supervisory board

—	New article 14.1: inserted the following text:

Powers of the supervisory board

“The supervisory board is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the applicable law. The supervisory board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations.

It supervises the management board and decides, after the adoption of the annual accounts, by separate vote on the discharge to be granted to the members of the management board.

Within the limits of its authority, the supervisory board may confer special powers on agents of its choice.”

—	Article 14 (new article 14.2): replaced by the following text:

“In the event of a casual vacancy in the supervisory board, the remaining members of the supervisory board have the right to temporarily fill such vacancy until the shareholders’ meeting appoints a new member of the supervisory board. To this end, the appointment shall be put on the agenda of the first following shareholders’ meeting. Each member of the supervisory board appointed this way by the shareholders’ meeting shall complete the mandate of the member of the supervisory board he replaces, unless the shareholders’ meeting decides otherwise.”

—	Article 15 (new article 14.3): replaced by the following text:

“The supervisory board elects a chairman from among its members and may also elect one or more vice-chairmen.”

—	Article 16 (new article 14.4): replaced by the following text:

Meetings of the supervisory board

“The supervisory board is convened by its chairman, or, in case of impediment of the latter, by a vice-chairman, or by two members of the supervisory board, each time the interests of the company so require.

The notices of the meetings of the supervisory board are, except in the event of emergency (which is to be motivated in the minutes), provided by telecopy, by electronic mail or by phone, at least four calendar days prior to the meeting. The meeting is held at the place mentioned in the convening notice.

If the chairman is unable to attend, the supervisory board is chaired by the vice-chairman, or, in the absence of the latter, by the oldest member present.

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The validity of the convening notice cannot be challenged if all members of the supervisory board are present or validly represented.”

—	Article 17 (new article 14.5): replaced by the following text:

“The supervisory board may validly deliberate only if at least half of its members are present or represented. If this quorum is not satisfied, a new meeting may be convened with the same agenda, which will be able to validly deliberate and resolve provided that at least two members are present or represented. Members of the supervisory board who, in accordance with applicable law, may not participate in the deliberation and the vote are not included to determine whether the quorum has been reached.

Supervisory board members can be present at the meeting by electronic communication means, such as, among others, phone- or videoconference, provided that all participants to the meeting can communicate directly with all other participants. In such case, the meeting is deemed to take place at the office of the company, unless agreed upon differently by the supervisory board. The same applies to meetings of the supervisory board to be held in the presence of a notary public, it being understood, however, that in such case at least one member of the supervisory board or the meeting’s secretary shall physically attend the meeting in the presence of the notary public and that the meeting is deemed to take place at the notary public’s office, unless agreed upon differently by the supervisory board. The minutes of the meeting shall mention the manner in which the members of the supervisory board were present.

With respect to items that were not mentioned in the agenda, the supervisory board can deliberate validly only with the consent of the entire supervisory board and insofar all members are present in persona. Such consent is deemed to be given if no objection is made according to the minutes.

Each member of the supervisory board can give a power of attorney to another member to represent him at a meeting of the supervisory board and to vote in his place, by normal letter, by e-mail or by any other means of communication replicating a printed document.

The resolutions of the supervisory board are taken by simple majority of the votes cast. Blank and invalid votes are not included in the votes cast, neither in the numerator nor in the denominator. In case of a tie, the chairman has the casting vote.

Supervisory board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed.

The members of the supervisory board need to respect the provisions and formalities on conflicts of interest as well as on related party transactions set forth in applicable law.”

—	Article 18 (new article 14.6): replaced by the following text:

“The deliberations of the supervisory board are enacted in minutes that are signed by the chairman and by the members of the supervisory board who wish to do so. The powers of attorney are attached to the minutes. If a member expressly refuses to sign the minutes, this shall be reflected in the minutes with the motivation of such refusal.

The copies or extracts, to be submitted in legal proceedings or otherwise, shall be signed by the chairman of the supervisory board or two members of the supervisory board.”

—	Article 19: deleted

—	Article 20 (new article 14.7): replaced by the following text:

Remuneration of the members of the supervisory board

“The shareholders’ meeting may grant remuneration to the members of the supervisory board. The supervisory board is empowered to distribute amongst its members the global remuneration granted by the shareholders’ meeting.”

—	New subtitle 15: Management board

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—	New article 15.1: inserted the following text:

Powers of the management board

“The management board has the power to carry out all acts necessary or useful to the realisation of the company’s object with the exception of those reserved to the supervisory board in accordance with article 14.1 of these articles of association and of those reserved to the shareholders’ meeting by applicable law.

Within the limits of its authority, the management board may confer special powers on agents of its choice.”

—	New article 15.2: inserted the following text:

Chair

“The supervisory board shall appoint the chairman of the management board. The management board may also elect one or more vice-chairmen.”

—	New article 15.3: inserted the following text:

Meetings and minutes of the management board

“The management board is convened by its chairman, or, in case of impediment of the latter, by a vice-chairman, or by two members of the management board, each time the interests of the company so require.

The deliberations of the management board are recorded in minutes, signed by the members who took part in the deliberation.

The copies and extracts of the minutes of the meetings of the management board are certified and signed by one or more members with representation powers.

Management board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed.

The management board may make any further arrangements for its effective functioning.”

—	New article 15.4: inserted the following text:

Remuneration of the members of the management board

“The supervisory board determines the remuneration of the members of the management board.”

—	Article 21, para 1: deleted

—	Article 21, para 2 (new article 16): replaced by the following text:

Delegation of day-to-day management

“The management board is authorized to delegate the day-to-management of the company as described in the Code of Companies and Associations and the representation powers pertaining to such management to one or more persons. The management board appoints and revokes the person(s) entrusted with such management and determines the remuneration linked to this mandate.

If several persons are appointed, they form a board and the management board determines the operating procedures of the persons entrusted with the day-to-day management of the company.

Limitations of the representation powers of the persons entrusted with the day-to-day management, other than those relating to the joint signatory authority, are not enforceable vis-à-vis third parties, even if they are published.

Within the limits of the powers delegated to them, the persons entrusted with the day-to-day management may grant specific and determined powers to one or more persons of their choice.”

—	Article 21, para 3: deleted

—	Article 22, para 1: deleted

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—	New article 17.1: inserted the following text:

Supervisory board

“The supervisory board represents the company vis-à-vis third parties in all matters for which it has exclusive competence in accordance with the applicable law. With regard to the powers of the supervisory board, the company is also represented by two members of the supervisory board acting jointly, provided that these members cannot be members who factually represent shareholders holding more than 20 percent of the company’s capital.”

—	New article 17.2: inserted the following text:

Management board

“The management board represents the company vis-à-vis third parties in all matters, with the exception of those matters for which, in accordance with the applicable law, the supervisory board has exclusive competence. With regard to the powers of the management board, the company is also represented by one member of the management board acting alone.”

—	Article 22, para 2 (new article 17.3): replaced by the following text:

Delegated authorities

“Within the limits of the day-to-day management, the company is furthermore validly represented in dealings with third parties and in legal proceedings by the person(s) entrusted with the day-to-day management of the company acting jointly or individually in accordance with the delegation by the management board.

Moreover, the company is validly bound by special attorneys-in-fact within the limits of the powers granted to them.

When the company is appointed as director, member of the supervisory board, member of the management board or liquidator of another company, it will appoint a physical person as its permanent representative who is entrusted with the execution of the mandate for and on behalf of the company.”

Article 24 (new article 19): replaced “members of the Institute of Company Auditors (“Instituut van Bedrijfsrevisoren”)” by “Company Auditors entered in the public register of the statutory auditors or among the registered audit firms”

Title IV – Shareholders’ meetings

—	Article 27 para 3 (new article 22 para 3): replaced by the following text:

“An extraordinary shareholders’ meeting may be convened each time the interest of the company so requires and is to be convened each time shareholders representing together at least one tenth of the capital so request in accordance with the applicable law.”

—	Article 28 (new article 23): replaced “article [533, §2 / 535 / 533bis, §1 / 533bis §2 / 533ter] of the Companies Code” by “applicable law”

—

Article 30 (new article 25): deleted “Belgian” prior to “law provisions”, replaced “article 29 of the articles of association” by “article 24 of the articles of association” and inserted “non-voting rights” between “profit sharing certificates” and “convertible bonds”

—	Article 31 (new article 26): inserted “other” before “members of the supervisory board”

—	Article 32 (new article 27): replaced by the following text:

“The supervisory board has the right, prior to any ordinary, special or extraordinary shareholders’ meeting, to postpone or cancel the meeting. This is in addition to the legal right of the supervisory board to postpone any ordinary, special or extraordinary shareholders’ meeting for up to five weeks due to an announcement regarding a significant participation, and during the ordinary shareholders’ meeting to postpone for five weeks, the decision regarding the approval of the financial statements.

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This adjournment of the decision regarding the approval of the financial statements puts an end to the deliberation and renders invalid the resolutions passed with regard to the financial statements, including the resolutions on the discharge of the members of the supervisory board and the auditors. However, it does neither affect the deliberation nor the decisions in respect of resolutions having nothing to do with the financial statements.

All shareholders shall be called to attend the next meeting and admitted, provided that they have completed the formalities laid down in the articles of association, and this regardless of whether or not they attend the first meeting either in person or by proxy.

At the second meeting, the agenda of the initial meeting shall be dealt with in its entirety.”

—	Article 33 (new article 28): deleted “exercise of the voting rights” in the title of new article 28

—	Article 34 para 2 (new article 29 para 2): replaced by the following text:

“The members of the supervisory board, and where applicable, the members of the management board, answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report or to the agenda items, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company or its board members are bound. The statutory auditors answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company, its board members or the statutory auditors are bound. In case several questions relate to the same subject matter, the board members and the statutory auditors may respond in one answer. As soon as the convening notice is published, the shareholders may ask their questions in writing, which will be answered during the meeting by the board members or the statutory auditors, as the case may be, insofar such shareholders have complied with the formalities to be admitted to the meeting. The questions may also be directed to the company by electronic way via the address that is mentioned in the convening notice for the shareholders’ meeting. The company needs to receive these written questions ultimately on the 6th day before the meeting.”

—	Article 34 para 3 (new article 29 para 3): deleted the last sentence

—	Article 34 para 6 (new article 29 para 6): replaced “the provisions of the articles 558 and following of the Companies Code” with “applicable law”

—	Article 35 para 2 (new article 30 para 2): inserted “to be” between “are” and “signed”

Title V – Annual Accounts – Distribution of Profits

—	Article 36 (new article 31): replaced “the information prescribed by article 96 of the Companies Code” with “other information required by applicable law”

—	Article 37 (new article 32): replaced “the other documents mentioned in article 100 of the Companies Code” with “other documents required by applicable law”

—

Article 39 (new article 34): inserted “or out of the profit of the previous financial year as long as the financial statements of that financial year have not yet been approved” at the end of the last sentence

Title VI – Dissolution – Winding-Up

—

Article 40 (new article 35): replaced “article [633 / 634] of the Companies Code” by “applicable law”, inserted “, whereby abstentions are not included in the numerator nor in the denominator” at the end of the 2nd paragraph and “or the public prosecutor” after “every party having an interest”

—	Article 42 (new article 37): replaced “the articles 186 and following of the Companies Code” with “applicable law”

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Title VII – General Provisions

—

Article 44 (new article 39): replaced “Each director, executive” with “Each member of the supervisory board, member of the management board, person entrusted with the day-to-day management of the company” and “notice” by “notices”

—	Article 47 (new article 42): replaced “directors” with “members of the supervisory board, members of the management board”

Temporary provisions of the articles of association

—

Authorized capital: replaced “share capital” by “subscribed capital”, “articles [603 to 608 / 607] of the Companies Code of 7 May 1999 (as amended or replaced)” by “applicable law”, “all independent directors (within the meaning of article 526ter of the Companies Code) ” by “all independent members of the supervisory board (within the meaning of the Code of Companies and Associations juncto the relevant principles of the Corporate Governance Code 2020)”, “directors” by “members of the supervisory board, members of the management board”, “a person referred to in article 520ter, 524bis or 525” by “a member of the supervisory board, a member of the management board or a person entrusted with the day-to-day management”

—

Use of authorized capital in specific circumstances: replaced “share capital” by “subscribed capital” “articles [603 to 608 / 607] of the Companies Code of 7 May 1999 (as amended or replaced)” by “applicable law”, “directors” by “members of the supervisory board, members of the management board”, “a person referred to in article 520ter, 524bis or 525” by “a member of the supervisory board, a member of the management board or a person entrusted with the day-to-day management”

—	Overall replacements:

•	In articles 1, 4, 12, 24, 28, 30, 38, 39, 45, 46 and 47: “Companies Code” by “Code of Companies and Associations”

•	In articles 2 para 1, 6, 12, 23, 24, 25, 28, 29, 30, 31, 36, 37, 38, 39, 42 and the temporary provisions of the articles of association: “board (of directors)” by “supervisory board”

•	In articles 2 para 2 and 7: “board of directors” by “management board”

•	In title I and the articles 2, 5, 6, 27, 28, 29, 35, 38, 40 and 44: deleted “registered”

•	In title I and article 3: replaced “purpose” by “object”

•	In articles 12, 29, 30 and the temporary provisions of the articles of association: replaced “warrants” with “subscriptions rights”

•	In articles 29 and 30: replaced “bonds” by “convertible bonds”

•	In articles 27, 31, 35, 36, 37 and 40: replaced “director(s)” by “member(s) of the supervisory board”

4.	Appointment of the members of the supervisory board.

Proposed resolution: The shareholders’ meeting resolves to appoint the following members of the supervisory board for the remaining term of their current mandate as director in the board of directors:

•	Dr. Raj Parekh, as a member of the supervisory board of the Company;

•

Mr. Howard Rowe, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Howard Rowe as an independent member as he meets the independence criteria set forth in article 7:87 of the CCA;

•	Ms. Katrine Bosley, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and

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remuneration committee, to appoint Ms. Katrine Bosley as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA;

•

Dr. Mary Kerr, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Mary Kerr as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA;

•

Mr. Peter Guenter, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Peter Guenter as an independent member as he meets the independence criteria set forth in article 7:87 of the CCA;

•	Mr. Daniel O’Day, as a member of the supervisory board of the Company;

•	Dr. Linda Higgins, as a member of the supervisory board of the Company;

•

Dr. Elisabeth Svanberg, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Elisabeth Svanberg as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA.

Immediately after this extraordinary shareholders’ meeting, the supervisory board will appoint the members of the management board.

5.	Authorization to the management board to execute the above decisions and to coordinate the articles of association.

Proposed resolution: The shareholders’ meeting resolves to authorize the management board to execute the decisions taken and to coordinate the articles of association, with power to sub-delegate.

6.	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Proposed resolution: The shareholders’ meeting resolves to grant authority to any member of the supervisory board and/or any member of the management board and/or Mr. Xavier Maes, to act alone with power to substitute, to fulfill all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise courts, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

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Registration and admission formalities

In order to be admitted to the shareholders’ meetings, the holders of securities issued by the Company must comply with article 7:134 of the CCA and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

In accordance with article 7:135 of the CCA, the holders of subscription rights issued by the Company can only attend the shareholders’ meetings with a consultative vote.

1	Holders of registered shares and subscription rights

The holders of registered shares and subscription rights are entitled to participate in, and in the case of shares to vote at, the shareholders’ meetings, provided that:

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their shares or subscription rights are recorded in their name in the register of registered shares or subscription rights at midnight (24:00) (CET) on 14 April 2020 (the “record date”), irrespective of the number of shares or subscription rights that they own on the date of the shareholders’ meetings; and

•

they notify the Company in writing of (i) their intention to participate in the shareholders’ meetings, and (ii) the number of securities for which they wish to participate in the shareholders’ meetings, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 22 April 2020; a model of this form is available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in, and to vote at, the shareholders’ meetings, provided that:

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their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 14 April 2020 (the “record date”), irrespective of the number of shares that they own on the date of the shareholders’ meetings; and

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at the latest on 22 April 2020, they provide the Company (at the Company’s registered office) with, or arrange for the Company (at the Company’s registered office) to be provided with, a certificate issued by a recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders’ meetings.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Only persons who are a shareholder of the Company on the record date (14 April 2020) and who have indicated their intention to participate in the shareholders’ meetings as set out above will be entitled to participate in the shareholders’ meetings. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 30 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the shareholders’ meetings by a proxy

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holder, who does not need to be a shareholder. Except in cases provided for by law, a shareholder may only appoint one person as proxy holder for a particular shareholders’ meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 22 April 2020.

Right to ask questions

In accordance with article 7:139 of the CCA and article 34 of the articles of association of the Company, all shareholders are entitled, whether during the shareholders’ meetings or in writing before the meetings, to ask questions to the directors with respect to their report or the agenda items and to the statutory auditor with respect to its report.

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the registration and admission formalities set out above and if the written question has been received by the Company at the latest on 22 April 2020.

Such questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 7:130 of the CCA and article 28 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the shareholders’ meetings and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 6 April 2020. As the case may be, Galapagos shall publish the modified agenda at the latest on 13 April 2020.

Remote voting

In accordance with article 7:146 of the CCA and article 30 or the articles of association of the Company, shareholders are allowed to vote remotely, prior to the shareholders’ meetings, by letter, by means of a form made available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 22 April 2020.

Availability of documents

The documentation relating to this shareholders’ meetings or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com). Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or telephone (+32 15 342 900). Please address any requests for more information to Galapagos’ legal department (+32 15 342 900). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com).

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Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy & Cookie Statement, available on the Company’s website (https://www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the section ‘Your rights’ of the aforementioned Privacy & Cookie Statement. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the shareholders’ meetings.

The natural persons who intend to attend the shareholders’ meetings in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the shareholders’ meetings. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

The board of directors